EXHIBIT 99.1

For Immediate Release 22-41-TR	Date:	July 7, 2022

UN Women and Teck Extend Partnership to Empower More Indigenous Women in Chile

Santiago, Chile – UN Women and Teck Resources Limited (“Teck”) (TSX:TECK.A and TECK.B) (NYSE:TECK) today announced a US$5 million investment from Teck to empower more Indigenous women in northern Chile through the UN Women Originarias programme (‘the programme’).

This investment will provide a greater number of Indigenous women in northern Chile with access to tools and training to develop skills, build networks and improve their economic well-being through initiatives implemented by the Originarias Programme. This investment will also expand training and learning opportunities for Indigenous youth, including skill-building in science, technology, engineering, the arts and mathematics (STEAM) to support the long-term sustainability of local communities. Funding will also support new partnerships and develop new sources of income for the Originarias Training Centre.

Teck began supporting the programme in 2016 with an initial US$1 million investment, followed by a second US$1 million investment in 2018. To date, more than 1,000 Indigenous women from communities throughout the country have received training through the programme.

"Supporting and empowering women and Indigenous Peoples in the areas where we operate is central to Teck’s commitment to responsible resource development,” said Don Lindsay, President and CEO of Teck. “We are especially proud that this investment supports women and families in Northern Chile where Teck is building our QB2 project and is part of our work to support strong communities throughout the Tarapacá Region.”

"UN Women promotes fairer and more resilient economies where women are protagonists of economic recovery and transformative processes. The Originarias Center is fundamental to ensuring that no one is left behind, and Teck’s pledged support contributes to advancing women’s economic participation,” said Maria Noel Vaeza, UN Women Regional Director for the Americas and the Caribbean.

Media downloads: Images

About Originarias

Since 2016, UN Women - with the support of Teck - has been implementing the Originarias programme for the empowerment of Indigenous women in the North of Chile, a project that seeks to contribute to the empowerment and economic and social participation of Indigenous women, and to consolidate the tangible progress made on participation and equitable representation, which leads to a greater autonomy and a better quality of life for target communities.

Learn more about Orginarias at http://originarias.org

About UN Women

UN Women is the UN organization dedicated to gender equality and the empowerment of women. A global champion for women and girls, UN Women was established to accelerate progress to meet their needs worldwide. The UN Women Chile Office programme focuses on three aspects: economic empowerment, women’s leadership and political participation, and the elimination of gender-based violence.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck’s QB2 Project, located in Northern Chile’s Tarapacá region, is expected to achieve first copper production in Q4 2022. Teck’s Carmen de Andacollo and existing Quebrada Blanca operations are located in Coquimbo and Tarapacá, respectively. NuevaUnión, the 50/50 joint venture between Teck and Goldcorp, is located in the Atacama region, also in northern Chile.

Media contact: UN Women

Fanny Peralta

Communications Coordinator

+56981378309

Media contacts: Teck

Chile: Pamela Chait

Corporate Affairs Manager

+56224645422

pamela.chait@teck.com

North America: Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

2